SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MAY 2, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 646) 284-9400
ialmeida@hfgcg.com

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

Minutes of the Board of Directors’ Meeting,
Held on March 28th, 2006

(Minutes drawn up in summarized form,
pursuant to § 1st of article 130 of Law 6,404/76)

Date, time and place:

On the 28th of April, 2006, at 10:00 a.m., at the headquarters of Brasil Telecom S.A. (“Company”) in the city of Brasilia - DF, at SIA SUL, ASP, Lote D, Bloco B.

Summons:

Summons notice published pursuant to the provisions of article 124 of Law 6,404/76 in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazzette), in the editions of March 29, 30 and 31st, 2006, respectively. Pursuant to article 131, sole paragraph, of Law 6,404, of December, 1976, the Ordinary and the Extraordinary Shareholders’ General Meeting were held simultaneously.

Presence:

Shareholders representing more than 99% of Company’s voting capital were present, pursuant to registrations and signatures existent in the Book of Registration of Shareholders Present. Company’s representative, Mr. Ricardo Florence dos Santos, Fiscal Council’s representative, Mr. José Arthur Escodro, and KPMG Auditores Independentes’ representative, Mr. Marcelo Luiz Ferreira, were also present.

Meeting’s Board:

Once the legal quorum was confirmed, and pursuant to the provisions of article 17 of Company’s Bylaws, as per the resolution of the shareholders representing more than 99% of Company’s voting capital, the meeting was instituted and Messrs. Darwin Corrêa and Filipe Laudo de Camargo were elected to preside over the meeting and act as secretary, respectively.

Day’s Agenda:

Ordinary General Shareholders’ Meeting

(1) Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2005;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76;
(3) Make a resolution regarding the destination for the net income of the fiscal year and the distribution of dividends;
(4) Elect the effective and alternate members of the Fiscal Council, setting the individual remuneration of its members; and
(5) Elect the effective and alternate members of the Board of Directors due to the vacancy of the aforementioned positions, to complete the mandates.

Extraordinary General Shareholders’ Meeting

(1) Set the global amount for the compensation of the Company’s Management;
(2) Make a resolution on the proposal for the civil responsibility lawsuit, in compliance with Law 6,404/76, regarding the management’s acts which happened in fiscal years previous to 2005;
(3) Make a resolution regarding the Senior Management’s proposal to increase the Company’s authorized capital, pursuant to art. 6 of the By-Laws, rewriting the aforementioned article; and
(4) Make a resolution regarding the review of the Company’s By-Laws, related to the matters of articles 24, VIII and 35, according to the Management’s proposals, as well as to authorize the consolidation of the By-Laws; and
(5) Make a resolution on the Senior Management’s proposal for the issuance of debentures.

Resolutions:

As per the President’s proposal, the shareholders attending the meeting resolved, by unanimity, that the minutes in connection with this Extraordinary Shareholders’ General Meeting be drafted in summarized form, as well that they be published without the signatures of the shareholders that were present thereat, pursuant to article 130 of Law 6,404/76.

Also by unanimity, the reading of the matters included in the day’s agenda was excused.

Subsequently, the President registered the receipt of the following documents: Minutes of Zain Participações S.A.’s Extraordinary Shareholders’ General Meeting, Minutes of Invitel S.A.’s Shareholders Prior Meeting, Minutes of Brasil Telecom Participações S.A.’s Shareholders Prior Meeting and Minutes of Brasil Telecom Participações S.A.’s Board of Directors Meeting, all of which held on 04/27/2006, which are filed at the Company’s headquarters (Docs. 01 to 04), which contain vote instructions to be followed in this conclave by the shareholders bound thereto, pursuant to article 118 of Law 6,404/76.

Prior to the resolutions on the matters included in the day’s agenda, the shareholder Telecom Italia International N.V. submitted an opinion (Doc. 05), which was replied by the shareholder Brasil Telecom Participações S.A. (Doc. 06).

Ordinary and the Extraordinary Shareholders’ General Meeting:

Mr. President proposed that items 1 and 2 of the Ordinary General Meeting and item 2 of the Extraordinary General Meeting were decided together, what was approved by the shareholders representing more than 99% of Company’s voting capital.

With respect to item 1 of the day’s agenda of the Ordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, the report of the Fiscal Council and the opinion of the independent auditor, shareholder Brasil Telecom Participações S.A. (“BTP”)’s proposal was approved, in the sense of approving the Financial Statements, the Management Report and the Senior Management’s accounts of BT, with the express reservations (rejection) with respect to the management acts of the former managers, relating to the period between January 1st and September 30, 2005, as justified in BTP’s vote (Doc. 07). The shareholders Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Fundação dos Economiários Federais – Funcef (“Funcef”), UBS Pace International Emerging Markets Equity, The Master Trust Bank Of Japan Ltd Re MTBC400035147, Central States Southeast and South Areas Pens, Ford Motor Company Defined Benefit Master Trust, BT Pension Scheme, The Latin America Discovery Fund, Royal Mail Pension Plan and Norges Bank followed BTP’s vote, with the abstention of the shareholder Telecom Itália, which submitted a vote in separate (Doc.08). The abstention of the shareholder Antonio Cardoso dos Santos was registered.

With respect to items 2 of the day’s agenda of the Ordinary Shareholders’ General Meeting and the Extraordinary Shareholders’ General Meeting, taking into consideration the Senior Management’s proposal, the opinion of the Board of Directors, and the provisions of Law 6,404/76, shareholder BTP’s proposal was approved, by the shareholders representing more than 99% of Company’s voting capital, according to vote rendered (Doc. 09) for the proposal of: (i) civil responsibility lawsuits against BT’s former managers, in connection with the management acts practiced along 2005 fiscal year and in previous fiscal years, as well as (ii) other lawsuits grounded on facts reported to the Comissão de Valores Mobiliários – CVM (Brazilian Securities and Exchange Commission) in the claim (representação) filed on December 12, 2005 and further amendments thereto, in view of the available elements and analysis of their relevance against the former managers involved in the illicit acts, without prejudice to holding the beneficiaries of those acts liable, as it may be determined by the current Senior Management. Within the same voting, it was approved that BT is authorized to: (a) take any applicable measures, including preparatory measures, for the filing of the civil responsibility lawsuits indicated above, hereby being also ratified, for all the legal purposes, any other acts in addition to those acts already practiced for the protection and furtherance of BT’s rights and interests; (b) postpone or suspend the filing of any of the civil responsibility lawsuits against its former managers, if that measure is duly justified, including as a result of procedure strategy, as the best way to meet the corporate interests, without prejudice to the provisions of § 3 of article 159 of Law 6,404/76, and other applicable legal provisions. In addition, it was approved by the shareholders representing more than 99% of the Company’s voting capital that any transactions, either judicial or non-judicial, involving the facts and the actions hereby approved, shall depend on the express opinion of the Board of Directors and the prior approval of the General Meeting, without prejudice to the other necessary approvals, pursuant to the law and the Bylaws, under penalty of nullity and liability of the managers involved.

The shareholders Previ, Funcef, UBS Pace International Emerging Markets Equity, The Master Trust Bank Of Japan Ltd Re MTBC400035147, Central States Southeast and South Areas Pens, Ford Motor Company Defined Benefit Master Trust, BT Pension Scheme, The Latin America Discovery Fund, Royal Mail Pension Plan and Norges Bank followed BTP’s vote, with the dissenting vote and abstentions of the shareholder Telecom Itália (Doc. 10). The abstention of the shareholder Antonio Cardoso dos Santos was registered.

Following those resolutions, Mr. President put into discussion the other matters included in the day’s agenda of the conclave, and the following was approved by the shareholders representing more than 99% of Company’s voting capital:

Ordinary Shareholders’ General Meeting:

Regarding to item 3 of the day’s agenda, the Senior Management’s proposal for Destination of Net Earnings and the Dividends Distribution of BT, in connection with the fiscal year ended on December 31st, 2005 (Doc. 11), with the abstention of the shareholder Telecom Italia.

With respect to item 4 of the day’s agenda, the shareholder BTP appointed and elected as members of the Fiscal Council, with term of office until the Ordinary Shareholders’ General Meeting to be held in 2007, the following persons: Messrs. José Arthur Escodro, Brazilian, married, accountant, bearer of the identity card CRC/SP 1SP095428/o-2, enrolled with the Federal Revenue Service under CPF/MF 712,687,408-10, resident and domicilied in the city of São Paulo, state of São Paulo, at Rua Pedro de Toledo, nº 980, 12º andar, conjunto 123; Carlos Alberto Caser, Brazilian, single, lawyer, bearer of the identity card RG 472,625 SSP/ES, enrolled with the Federal Revenue Service under CPF/MF 620,985,947-04, domiciled in Brasília, Distrito Federal, at SCN Q2 Bloco A, 13º andar, Edifico Corporate Financial Center; and Roberto Henrique Gremler, Brazilian, single, economist, bearer of the identity card SSP/SP 8,270,220-2, enrolled with the Federal Revenue Service under CPF/MF 068,729,258-17, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Almirante Saddock de Sá, nº 22, penthouse, for the positions of effective members of the Fiscal Council, and as their respective alternate members, Messrs. Hiram Bandeira Pagano Filho, Brazilian, single, lawyer, bearer of the identity card OAB/RJ 121,648, enrolled with the Federal Revenue Service under CPF/MF 085,074,717-14, domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson, nº 231, salas 403 e 404; Carlos Alberto Rosa, Brazilian, married, engineer, bearer of the identity card RG 13,914,224 SSP/SP and enrolled with the Federal Revenue Service under CPF/MF 087,833,278-27, domiciled in Brasília, Distrito Federal, at SCN Q2 Bloco A, 13º andar, Edifico Corporate Financial Center, and Bruno Oliva Girardi, Brazilian, single, economist, bearer of the identity card DIC/RJ 090,507,187, enrolled with the Federal Revenue Service under CPF/MF 086,071,937-59, resident and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Prudente de Moraes, nº 762, apto. 102, penthouse.

Mr. President granted the holders of preferred shares with no voting rights with the right to elect, through a separate voting, an effective member and the respective alternate member, pursuant to what is provided for in article 161, §4°, item “a”, of Law 6,404/76, the shareholder BTP and the other shareholders present at the meeting and holders of common shares having abstained from voting this matter. Pursuant to the aforementioned legal provision, the holders of preferred shares with no voting rights met and elected, by unanimity, as effective member, Mr. Eduardo Grande Bittencourt, Brazilian, married, accountant, enrolled with the Federal

Revenue Service under CPF/MF 003,702,400-06, bearer of the identity card RG 1,005,587,934 SSP-RS, domiciled at Rua das Andradas 1534, conj. 81, Porto Alegre – RS, and as the respective alternate member, Mr. Francisco Sérgio Quintana da Rosa, Brazilian, married, agronomy engineer, enrolled with the Federal Revenue Service under CPF/MF 095,664,300-00, bearer of the identity card 8,008,638,994 SSP-RS, com domiciled at Rua João Caetano 300, Casa 104, Três Figueiras, Porto Alegre – RS. The shareholders holders of preferred shares acknowledge that the election of the member of the Fiscal Council and of his respective alternate member was made without the participation of the controlling shareholders, either directly or indirectly. The minority shareholders holders of common shares did not elect their representative for the Fiscal Council. Mr. President registered the receipt of the résumé of the members hereby elected and of other pertinent documents. The proposal of fixing the individual remuneration of the members of the Fiscal Council in R$8,500.00 (eight thousand and five hundred reais) was approved.

Eventually, Mr. President put item 5 of the day’s agenda to the vote. The shareholder BTP appointed and voted for the election, in order to complete the term of office, Messrs. Ricardo Ferraz Torres, Brazilian, single, bank clerk, bearer of the identity card RG 054,235,00-7 IFP/RJ, enrolled with the Federal Revenue Service under CPF/MF n. 000,699,217-09, with address in the city and state of Rio de Janeiro, at Praia de Botafogo, 501, 3º e 4º andares, for the position of effective member of the Board of Directors, by virtue of the resignation of Mr. Fábio de Oliveira Moser, and Kevin Michael Altit, Brazilian, married, lawyer, bearer of the identity card OAB/RJ 62,437, enrolled with the Federal Revenue Service under CPF/MF 842,326,847-00, domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Presidente Wilson, nº 231, salas 403 e 404, for the position of alternate member of the referred Board, as a result of the resignation of Mr. Marcel Cecchi Vieira. Mr. President registered the receipt of the résumé of the board members hereby elected and of the other pertinent documents.

Subsequently, Mr. President granted the holders of preferred shares with no voting rights with the right to elect, through a separate voting, an alternate member of the Board of Directors, in order to complete the term of office, in view of the vacancy, pursuant to what is provided for in § 2 of article 25 of Company’s Bylaws, and pursuant to §4, item II, of article 141 of Law 6,404/76, the shareholder BTP and the other shareholders present at the meeting and holders of common shares having abstained from voting this matter. Thus, the holders of preferred shares with no voting rights met and elected, as alternate member of the Board of Directors, Mr. Gregório Mancebo Rodriguez, Brazilian, economist, enrolled with the Federal Revenue Service under CPF/MF 569,973,618-20 and bearer of the identity card RG 6,010,948 SSP-SP, domiciled at Rua Estado de Israel 181/ 22, São Paulo – SP. The shareholders holders of preferred shares acknowledge that the referred election in separate was made without the participation of the controlling shareholders, either directly or indirectly.

Extraordinary Shareholders’ General Meeting:

With respect to item 1 of the day’s agenda, the shareholders present, with the abstention of the legally prohibited, resolved to approve, with the abstention of the shareholder Telecom Itália, pursuant to article 152 of Law 6,404/76, the net global remuneration of the Managers in the amount of R$ 30,000,000.00 (thirty million reais), subject to the following criteria: i) benefits, allowances (ajudas de custo) and bonuses of the Senior Management are included in the global amount; ii) labor charges, severance payments, and Granting of Stock Options Plan are excluded from the global amount.

With respect to item 3 of the day’s agenda, the shareholders present approved, by majority of votes, the shareholder Telecom Italia having a dissenting vote, which was submitted in separate (Doc. 12), the Senior Management’s proposal in connection with the increase of the authorized capital provided for in article 6 of the Bylaws (Doc. 13). As a result of the approval, a new wording of article 6 of the Bylaws was approved as follows:

“Art. 6 – The Company is authorized to increase the capital through resolution of the Board of Directors, up to the total limit of 800,000,000,000 (eight hundred billion) of common or preferred shares, subject to the legal limit of two thirds (2/3) in the case of issuance of new preferred shares with no voting rights”.

With respect to item 4 of the day’s agenda, the proposal presented by the Senior Management was approved, by unanimity, with a separate vote of the shareholder Telecom Italia (Doc.14), for the change in articles 24, VIII and 35 of Company’s Bylaws (Doc.15), which shall have the following wording:

“Article 24 – Besides the attributions predicted by law, the Board of Directors is responsible for: (---) VIII. authorizing the sale or burden of goods which integrate the Company’s permanent assets involving an amount greater than or equal to R$ 2,000,000.00 (two million reais), adjusted monthly, as of September 30, 1999, based on the variation of the IGP-DI (General Price Index - Internal Availability) or, in the absence of the latter, by the index that comes to replace it;”

“Article 35 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.”

The shareholders authorized the Company’s Senior Management to carry out all the legal and corporate acts for the implementation and restatement of the Bylaws, so as to reflect the changes resolved in this Meeting.

Finally, with respect to item 5 of the day’s agenda, it was approved, with the abstention of shareholder Telecom Italia, Company's debentures distribution program proposed by the Senior Management (Doc.16), in the maximum amount of R$ 2,000,000,000.00 (two billion reais), with a maximum term of two years as of the date of filing with the CVM (“Distribution Program”), as well as the first issuance, within the Distribution Program, of common debentures, for public subscription, nominative, in book entry form, unsecured, non-convertible into shares, in the amount of R$ 1,080,000,000.00 (one billion and eighty million reais), represented by 108,000 (one hundred and eight thousand) debentures, with unitary par value of R$10,000.00 (ten thousand reais), on the issuance date. Such amount is subject to increase up to 35% (thirty five per cent) by virtue of the exercise, by the Issuer and/or the Lead Managers, of the rights in compliance in article 14, §2, of CVM Instruction 400 (Instrução CVM 400) and article 24 of CVM Instruction 400 (Instrução CVM 400) (the “Supplementary Lot Option”), in a single series. The debentures shall be entitled to a remuneration corresponding to the average Interbank rate (DI - Depósitos Interfinanceiros) of one day, Extra-Grupo, expressed in the form of year percentage, based on 252 (two hundred and fifty two) business days, calculated and published daily by the CETIP (the “DI Rate”), calculated in exponential and cumulative form pro rata temporis for the business days elapsed to be defined in bookbuilding process, subject to the maximum rate that is approved by the Company’s Board of Directors. The Shareholders also approved the delegation of powers to the Company’s Board of Directors to make resolutions on the conditions provided for in items VI to VIII of articles 59 of Law 6,404/76, including in order to modify such conditions as it finds appropriate, as well as on the opportunity of the issuance of the debentures. The Board of Directors is authorized to delegate to Company’s Senior Management powers to ratify the rate that is obtained in the bookbuilding, provided that it is within the limits previously approved by the Board of Directors. The Company’s Board of Directors is authorized to hire one or more financial institution authorized to operate in the capital market for the public distribution of the debentures, as well as to hire the fiduciary agent, the paying agent and registrar, credit rating agencies and others, as well as to sign the indenture and any and all document necessary for the accomplishment of the issuance hereby approved.

Information to the Shareholders:

The Company informed that the publications provided for in Law 6,404/76 will be made in the following newspapers: “Jornal de Brasília”, “Valor Econômico” and “Diário Oficial da União” (Federal Gazette).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted and, once read were approved by the shareholders who formed the quorum required for the approval of the resolutions made above.

(We certify that these Minutes are a true copy of the Minutes drawn up in the Company’s proper book)

Brasília, April 28, 2006.

Darwin Corrêa	Filipe Laudo de Camargo
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer